EXHIBIT 4.3

GUILDHALL MINERALS LTD.
320 - 1100 Melville Street
Vancouver, B.C. V6E 4A5
Tel: (604) 688-3931
Fax: (604) 688-2921
May 1, 2008

British American Natural Gas Corporation
520 Post Oak Blvd., Suite 275
Houston, Texas, USA 77027
Attention: Mr. David Melman, Pres. & CEO

LETTER OF INTENT

WHEREAS Guildhall Minerals Ltd. ("Guildhall") is a British Columbia company, the shares of which are listed for trading on the NEX board ("NEX") of the TSX Venture Exchange (the "TSXV") in Canada. Guildhall is a reporting issuer in the provinces in British Columbia and Alberta. It is also registered with the U.S. SEC pursuant to the filing of a 20-F Registration Statement. The shares are also quoted for trading on the NASD OTC Bulletin Board. It has 16,643,012 voting common shares issued. It has no other shares issued. Its authorized capital consists of an unlimited number of voting common shares without par value. It has approximately $625,000 cash on hand and no debts except current trade debts.

AND WHEREAS Guildhall IS restructuring itself to engage In oil and gas exploration, development and production. AND WHEREAS Guildhall has agreed to acquire First West Petroleum Inc. ("First West") for the issuance of 26,000,000 shares of Guildhall Common Stock in order to acquire producing oil and gas assets in Canada.

AND WHEREAS British American Natural Gas Corporation ("BANG") is a private Nevada company which is the owner of interests in concessions ("Interests") covering approximately 11,400,000 acres onshore and offshore Mozambique - which are held in four wholly owned subsidiary corporations, three incorporated in Mauritius and one in The Bahamas.

AND WHEREAS Guildhall wishes to acquire BANG for the exploration potential of its Interests.

AND WHEREAS BANG has maturing contractual obligations with respect to funding participation in one exploration well and potentially two appraisal wells to be drilled on the Interests which will require a $2,000,000 loan to be available by June 17,2008 (the "Interim Funding").

AND WHEREAS BANG has 9,361,597 shares of Common Stock issued and outstanding held by 22 registered or beneficial shareholders which are to be acquired by Guildhall for the issuance of 46,807,985 shares of Guildhall Common Stock.

AND WHEREAS BANG has 2,080,345 Preferred Stock issued and outstanding ("BANG Preferred Shares"), the holders of which have the right to convert them into shares of Common Stock or which are automatically converted to or exchanged for shares of Common Stock on the occurrence of certain events - and it is expected that the within agreement will trigger the exchange of such shares for 10,401,725 shares of Guildhall Common Stock.

AND WHEREAS BANG also has warrants outstanding ("BANG Warrants") to purchase shares of BANG Common Stock which will be exchanged for new warrants to acquire 7,634,930 shares of Guildhall Common Stock at $0.75 per share.

AND WHEREAS David Melman ("Melman"), the President and Chief Executive of BANG, holds options to purchase 900,000 shares of BANG Common Stock which options are to be exchanges for options to purchase 4,500,000 shares of Guildhall Common Stock at a price of $0.75 per share.

AND WHEREAS BANG's legal and tax advisors have advised that the preferred way of effecting the acquisition of BANG by Guildhall is for Guildhall to purchase all issued and outstanding shares of BANG in consideration for the issuance and allotment of 57,209,710 of Guildhall Common Stock (the "Acquisition").

AND WHEREAS concurrently with the closing of Guildhall's acquisition of First West and BANG, the parties wish for Guildhall to graduate to the Toronto Stock Exchange (the "Exchange").

Exhibit 4.3

AND WHEREAS it is recognized that, to have the within transaction accepted by the Exchange, the TSXV and NEX, as the case may be, Guildhall will have to present to the Exchange, the TSXV and NEX, as the case may be, at least:

(a)	a report on all or a portion of the Interests prepared in compliance with the requirements of Canadian National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101");

(b)	financial statements of BANG audited to December 31, 2007 with comparative figures for the two previous years;

(c)	a sponsorship agreement;

(d)	Form 4 Personal Information Forms completed by the persons who will be the directors, officers and insiders of Guildhall upon the completion of the within transaction.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which we hereby acknowledge the Parties hereto agree that:

1.
Guildhall is to enter into a support agreement with First West and a lock up agreement with each of Chris Wright and Sam Davaraj (together, the "FW Controlling Shareholders"), whereby Guildhall agrees to purchase all of the issued and outstanding share capital of First West and the FW Controlling Shareholders agree to tender their shares to a formal take-over bid of First West by Guildhall.

2.
Guildhall will initiate an application to have the common shares of Guildhall listed on the Exchange and to have the within transaction approved by the Exchange and will, in that respect, comply with the requirements of the Exchange. If Guildhall does not meet the listing requirements of the Exchange, Guildhall will initiate an application to have the common shares of Guildhall listed on the TSXV and to have the within transaction approved by the TSXV and will, in that respect, comply with the requirements of the TSXV. Guildhall will also comply with the reactivation and other applicable rules ofNEX.

3.
Guildhall will hold a Special Meeting of its shareholders and seek approval of the within transaction and if applicable, the acquisition of First West, including listing of its common shares on the Exchange or the TSXV, as the case may be, the subdivision of its issued shares on a 1.5 new for 1.0 old basis so that Guildhall has 24,964,518 shares issued and outstanding, the name change to British American Natural Gas Corporation and appointment of up to six directors, including four nominees chosen by BANG.

4.
Guildhall will seek and secure not less than the requisite special majority approval of Guildhall shareholders in support of the within transaction and ancillary actions described in paragraph 3 above.

5.	Intentionally Deleted.

6.	BANG and Melman will seek to have 100% of the BANG Preferred Shares converted to BANG Shares so that, upon the closing of the within transaction, BANG will have no outstanding Preferred shares.

7.	BANG and Melman will seek and secure not less than a 67% vote in support of the within transaction by the shareholders of BANG.

8.	All issued and outstanding BANG Warrants shall be exchanged for replacement warrants issued by Guildhall to purchase 7,634,930 shares of Guildhall Common Stock at $0.75 per Guildhall share.

9.
Guildhall will use its best efforts to engage brokers to secure purchasers for not less than 26,666,666 nor more than 40,000,000 shares of Guildhall Common Stock at a price of not less than $0.75 per share to provide Guildhall with gross proceeds of at least $20,000,000 nor more than $30,000,000, such share sales to close prior to the closing of the Acquisition (the "Financing"). BANG and Guildhall shall pay to such brokers a cash commission of 8% of the gross proceeds of the Financing and broker warrants exercisable for 10% of the number of shares of Guildhall Common Stock issued pursuant to the Financing at $0.75 per share.

10.
BANG shall retain an independent qualified reserves evaluator or auditor (as those terms are defined in NI 51-10 I) to prepare a report on all or a portion of the Interests in compliance with NI51-101. II. If the closing of the Acquisition does not occur on or prior to June 16, 2008, Guildhall will secure and advance to BANG the funds required by BANG to meet the Interim Funding requirement. Should Guildhall be unable to make such advance, the intended transaction as described herein shall be deemed terminated with no further liability to anyone of Guildhall, First West or BANG.

Exhibit 4.3

12.
Melman will surrender the 900,000 BANG options he holds and Guildhall will, concurrently with the closing of the Acquisition, grant him an option to acquire 4.5 million shares of Guildhall Common Stock on substantially the same terms as the BANG options currently issued to Melman, except that the exercise price shall be $0.75 per share provided that the offering described in paragraph 9 is not at a lower price. One half of the newly issued options will be fully vested upon the grant date, 25% shall vest on January I, 2009 and the remaining 25% shall vest on January 1, 2010.

13.
All of the Parties agree to undertake the satisfaction of their responsibilities and obligations expeditiously with a view to having the within Agreement documented, accepted by the Exchange or the TSXV, as the case may be, and closed at the earliest reasonable date.

14.
It is acknowledged that the closing of the acquisition by Guildhall of First West, the Financing referred to in paragraph 9 and the closing of the within Agreement are to occur sequentially following the Exchange's, or the TSXV's, as the case may be, acceptance of the transactions.

15.
To the extent that neither the TSX nor the TSXV policies impose a hold period on the shares of Guildhall Common Stock issued to First West shareholders, concurrently with the closing of the acquisition of First West, Guildhall shall enter into lock-up agreements with the FW Controlling Shareholders to the effect that neither shareholder will offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition by such shareholder or any affiliate of such shareholder), directly or indirectly, any shares of Guildhall Common Stock or any securities convertible into, or exercisable or exchangeable for shares of Guildhall Common Stock, or publicly announce an intention to effect any such transaction, for the period commencing on the closing date and ending on the date that is 90 days after the closing date.

16.	Intentionally Deleted.

17.	BANG will deliver year end December 31, 2007 financial statements audited pursuant to US GAAP standards by April 30, 2008.

18.
BANG is to expeditiously complete due diligence, to be conducted by such counsel, geological consultants, and financial consultants as it, in its absolute and sole discretion, chooses to retain to examine the business affairs and financial affairs of Guildhall and of First West, and the title to and geologic viability of the First West Assets;

19.
Each of the Parties agrees to negotiate in good faith to structure the Acquisition in the most tax effective manner to BANG, its shareholders, Guildhall and its shareholders. The obligation of BANG to complete the Acquisition is conditional upon BANG receiving an opinion of counsel of its choice that the Acquisition will be tax-free in the United States and Canada for BANG shareholders.

20.	Each of the Parties shall be responsible for its own fees and expenses in connection with the Acquisition.

21.	Time is of the essence in this Agreement.

22.
This Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.  Each of the parties agrees to attorn to the exclusive jurisdiction of the courts of British Columbia.

AGREED TO effective this 21st day of May, 2008.

GUILDHALL MINERALS, LTD.

Per:
Michael M.D. Laidlaw, President

BRITISH AMERICAN NATURAL GAS
CORPORATION

Per:
David A. Melman, President and CEO

Exhibit 4.3